ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 618-1758     Fax:  (604) 687-4212

News Release

Monday, February 12, 2007

Symbol “AKV”: TSX Venture Exchange

SEC Form 20F Registration CIK:  1194506

Symbol “AXVEF”: OTC BB

ACREX/MONETA COMMENCE DRILLING

ON THE MICHAUD PROPERTY, TIMMINS, ONTARIO

Acrex Ventures Ltd. ("Acrex") and Moneta Porcupine Mines Inc. (“Moneta”) are pleased to announce that the 2007 drill program on the Michaud Joint Venture’s gold property located along the Destor Porcupine Fault Zone (“DPFZ”) in Michaud Township east of Timmins in northern Ontario has started. The planned 2007 program consists of up to 1,200 metres of diamond drilling (NQ size) in four to five drill holes on a target midway between the previously discovered 55 and Western Zones along the favorable ultramafic-sedimentary contact.  .

The Joint Venture plans to test the gold potential of the Timiskaming sediments in contact with the ultramafic volcanics of the DPFZ as it crosses  the Dyment 3 claims held under option from St. Andrew Goldfields.  This geological setting has proven to be highly prospective for gold mineralization as evidenced by the presence of several nearby gold zones, including the 624,500 ounce inferred resource of Moneta’s Southwest Zone, located 3 kilometres on strike to the east of the 2007 drill program.

Drilling in this same geologic setting in 2005, on the 55 Zone, intersected multiple zones of gold mineralization in most holes with exceptional intersections noted in four holes: 11.23 g/t gold over 1.70 metres in hole MA-05-27, 5.81 g/t gold over 7.40 metres in hole MA-05-30, 10.90 g/t gold over 2.00 metres in hole MA-05-31, and 9.04 g/t gold over 5.90 metres in hole MA-05-32, all over drilled widths.

The Michaud Joint Venture was formed in November 2004 by Acrex and Moneta to continue exploration on a 50/50 basis of a group of 65 claim units in Michaud Township.  Acrex completed the expenditure of $1,000,000 in 2004 to earn its 50% interest in the claim group.  Prior drilling has resulted in the expansion of the “55” and discovery of the Western Zones on the property, which are both located along the DPFZ.

Acrex and Moneta in 2006 reached agreement on the acquisition by the Michaud Joint Venture of the Dyment 3 claim group optioned by Moneta from St Andrew Goldfields Ltd. in September 2004.  With the completion of $150,000 in exploration expenditures during the present program Acrex and Moneta will complete their Joint Venture’s 75% earn-in on the Dyment 3 property.

R. Skeries, P.Geo., is the "Qualified Person" for the purposes of National Instrument 43-101.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations -

Tel:   604-618-1758

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.